UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (D) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN

INDEX

			Page
FINANCIAL STATEMENTS
Independent Auditors' Report			3
Statement of Net Assets Available for Plan Benefits as of December 31, 2002			4
Statement of Net Assets Available for Plan Benefits as of December 31, 2001			5
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2002			6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001			7
Notes to Financial Statements			8

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)			15
Schedule H, Line 4j - Schedule of Reportable Transactions			17
Signature			18

EXHIBITS
23	--	Consent of Independent Auditors	19

99.1	--	Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20

99.2	--	Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	21

INDEPENDENT AUDITORS' REPORT

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) and schedule H, line 4j - schedule of reportable transactions, as of and for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG  LLP

New York, New York
June 27, 2003

PFIZER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:
Company common stock.........	$3,394,968	$1,788,280	$1,606,688	$ --
Index mutual funds...........	701,522	--	701,522	--
Bond funds...................	250,151	--	250,151	--
Fixed income fund............	231,134	--	231,134	--
	4,577,775	1,788,280	2,789,495
Investments, at cost which approximates fair value:
Loans to participants.......	65,480	--	--	65,480
Short-term securities.......	17,830	--	17,830	--

Total investments..........	4,661,085	1,788,280	2,807,325	65,480

Contributions receivable:
Participant..................	6,536	--	6,536	--
Employer.....................	2,798	2,798	--	--

Receivable for securities sold.........................	4,283	--	4,283	--

Interest receivable...........	2,847	--	2,847	--

Payable for securities purchased....................	(5,016)	--	(5,016)	--

Investment management fees payable--Note 7..............	(40)	--	(40)	--

Net assets available for plan benefits--Note 9........	$4,672,493	$1,791,078	$2,815,935	$65,480

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:
Company common stock.........	$3,444,241	$1,646,815	$1,797,426	$ --
Index mutual funds...........	367,235	--	367,235	--
Bond funds...................	205,357	--	205,357	--
	4,016,833	1,646,815	2,370,018	--
Investments, at cost which approximates fair value:
Loans to participants.......	48,443	--	--	48,443
Short-term securities.......	48,768	--	48,768	--

Total investments..........	4,114,044	1,646,815	2,418,786	48,443

Contributions receivable:
Participant..................	10,409	--	10,409	--
Employer.....................	4,119	4,119	--	--

Receivable for securities sold.........................	6,108	--	6,108	--

Interest receivable...........	3,067	--	3,067	--

Payable for securities purchased....................	(6,281)	--	(6,281)	--

Net assets available for plan benefits--Note 9........	$4,131,466	$1,650,934	$2,432,089	$48,443

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2002
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:
Company common stock.........	$ 59,210	$ 31,094	$ 28,116	$ --
Interest and dividend income from other investments.................	25,196	1	25,195	--
Interest income from loans to participants.......	4,909	419	4,490	--
	89,315	31,514	57,801	--
Investment management fees--Note 7.................	(424)	--	(424)	--
	88,891	31,514	57,377	--
Net depreciation in fair value of investments--Note 8.	(1,270,887)	(582,046)	(688,841)	--
	(1,181,996)	(550,532)	(631,464)	--
Contributions:
Participant..................	237,855	--	237,855	--
Employer.....................	101,449	101,449	--	--
Transfers into Plan--Note 3...	1,862,128	799,344	1,048,783	14,001
Withdrawals--Note 9...........	(478,409)	(210,879)	(265,320)	(2,210)
Loan transaction transfers, net...............	--	762	(6,008)	5,246
	1,723,023	690,676	1,015,310	17,037
Net increase..................	541,027	140,144	383,846	17,037
Net assets available for plan benefits--Note 9:
Beginning of year...........	4,131,466	1,650,934	2,432,089	48,443
End of year.................	$4,672,493	$1,791,078	$2,815,935	$65,480

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
(thousands of dollars)

		Fund Information
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:
Company common stock.........	$ 39,361	$ 18,848	$ 20,513	$ --
Other marketable securities..	415	--	415	--
Interest and dividend income from other investments.................	13,049	4	13,045	--
Interest income from loans to participants.......	4,303	499	3,804	--
	57,128	19,351	37,777	--
Investment management fees--Note 7.................	(132)	--	(132)	--
	56,996	19,351	37,645	--
Net depreciation in fair value of investments--Note 8.	(593,468)	(266,350)	(327,118)	--
	(536,472)	(246,999)	(289,473)	--
Contributions:
Participant..................	145,018	--	145,018	--
Employer.....................	56,821	56,821	--	--
Withdrawals--Note 9...........	(504,026)	(233,969)	(267,968)	(2,089)
Loan transaction transfers, net...............	--	682	(2,817)	2,135
	(302,187)	(176,466)	(125,767)	46
Net (decrease)/increase.......	(838,659)	(423,465)	(415,240)	46
Net assets available for plan benefits--Note 9:
Beginning of year...........	4,970,125	2,074,399	2,847,329	48,397
End of year.................	$4,131,466	$1,650,934	$2,432,089	$48,443

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Note 1 --Description of the Plan

            General -- The Pfizer Savings Plan (the Plan), originally adopted as the Pfizer Savings and Investment Plan (PSIP) by Pfizer Inc. (the Company) in 1965, is a defined contribution plan. Participation in the Plan is open to any employee who is included within a group or class designated by the Company, as set forth in the Plan document, and any affiliate (Associate Companies) which, with the consent of the Company, adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

            Effective February 1, 2002, certain participants of the Warner-Lambert Savings and Stock Plan (WLSSP) and all the participants of the Agouron Pharmaceuticals, Inc. 401(k) plan (Agouron 401(k)), both Company plans, were transferred into the Plan.  Simultaneously, the Plan changed its name from the PSIP.

            The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

            Contributions -- Each participant may make contributions on an after‑tax basis and/or on a before‑tax basis (that is, choose to reduce his or her compensation and have the Company contribute such amount to the Plan on his or her behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50%. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Investment Options --

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in common stock of the Company. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets be transferred (1% to 25% during the first 5 years of eligibility and 1% to 50% thereafter) out of the Pfizer Match Fund into any of the other investment funds except the Company Stock Fund.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following nineteen investment funds:

Intermediate Treasury Index Fund*	--

This fund invests in intermediate maturity Treasury notes and bonds, which are interest-bearing investments issued by the U.S. government, with maturities ranging from 1 to 10 years.  This fund seeks to maximize total return and is managed to track the Lehman Intermediate Treasury Index.

S&P 500 Index Fund*	--	This fund is designed to approximate the performance of the S&P 500 Index, which tracks the performance of stocks issued by the 500 largest U.S. companies.

Company Stock Fund	--	This fund invests in common stock of the Company.

T. Rowe Price Fixed Income Fund	--	This fund invests primarily in investment contracts issued by high-quality insurance companies and banks, as well as marketable fixed income securities.

T. Rowe Price Value Fund	--	This fund invests primarily in undervalued common stocks of large companies.

Fidelity Low Price Stock Fund	--	This fund invests in undervalued common stocks of small companies.

Fidelity Dividend Growth Fund	--	This fund invests in companies that have the potential for dividend growth.

Fidelity Growth Companies	--	This fund invests in companies that have above-average earnings growth potential.

Fidelity Mid Cap Stock Fund	--	This fund invests in common stocks of companies with medium market capitalizations.

T. Rowe Price Small Cap Stock Fund	--	This fund invests in small companies that have above-average earnings growth potential.

Fidelity Overseas Fund	--	This fund invests primarily in companies outside the U.S.

T. Rowe Price Health Sciences Fund	--

This fund invests in common stocks of large and mid-size companies engaged in the research, development, production or distribution of products or services related to health care, medicine or the life sciences.

Fidelity Select Technology Fund	--

This fund invests in common stocks of companies principally engaged in offering, using or developing products, processes or services that will provide or benefit significantly from technological advances and improvements.

Freedom Income	--	This fund seeks high current income, as well as capital appreciation and is a combination of Fidelity mutual funds. This fund is designed for investors who are already in retirement.

Freedom 2000	--

This fund's underlying securities are a combination of Fidelity mutual funds and is designed for investors who are retired or expect to retire within several years.  This fund will continue to exist for six to seven years after the end of 2000, at which point the assets will shift into the Freedom Income Fund.

Freedom 2010	--

This fund's underlying securities are a combination of Fidelity mutual funds and is designed for investors who expect to retire around the year 2010.  This fund will continue to exist for six to seven years after the end of 2010, at which point the assets will shift into the Freedom Income Fund.

Freedom 2020	--

This fund's underlying securities are a combination of Fidelity mutual funds and is designed for investors who expect to retire around the year 2020. This fund will continue to exist for six to seven years after the end of 2020, at which point the assets will shift into the Freedom Income Fund.

Freedom 2030	--

This fund's underlying securities are a combination of Fidelity mutual funds and is designed for investors who expect to retire around the year 2030. This fund will continue to exist for six to seven years after the end of 2030, at which point the assets will shift into the Freedom Income Fund.

Freedom 2040	--

This fund's underlying securities are a combination of Fidelity mutual funds and is designed for investors who expect to retire around the year 2040. This fund will continue to exist for six to seven years after the end of 2040, at which point the assets will shift into the Freedom Income Fund.

*Northern Trust sponsored fund.

            The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and therefore, is deemed a related party.  The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short‑term investments.

            Eligibility and Vesting -- Generally, the domestic employees of the Company, except certain employees covered by a collective bargaining agreement, are eligible to enroll in the Plan on their date of hire. Generally, a participant is immediately vested in the full value of his or her account (i.e., participant's and employer's contributions).

            Loans to Participants -- Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

            Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

            Benefit Payments -- Upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan.  In the event of a participant's death, a spouse beneficiary generally may elect payment currently or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of death.

            Withdrawals -- A participant in the Plan may make withdrawals from his/her account balance subject to the provisions of the Plan.

            Plan Termination -- The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 -- Summary of Significant Accounting Policies

            Basis of Accounting -- The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 9.

            Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period.  Actual results could differ from those estimates.

            Investment Valuation -- Company common stock is valued at the closing market price on the last business day of the year. Bond funds are recorded at fair value based on market or dealer quotes on the last business day of the year. Fixed income funds and index mutual funds are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants, which are subject to various interest rates, and short‑term securities are recorded at cost which approximates fair value. Short-term securities primarily consist of U.S. Government securities and guaranteed investment contracts.

            Risk and Uncertainties -- Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

            Security Transactions -- Purchases and sales of securities are reflected on a trade‑date basis.

            Net Depreciation in Fair Value of Investments -- Net depreciation in fair value of investments includes realized and unrealized gains and losses. Realized gains and losses on sales of investments represents the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses of investments represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

            Loan Fund  -- The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

            Net Investment Income -- Dividend income is recorded on the ex‑dividend date. Interest income is recorded as earned. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Note 3 -- Transfers Into Plan

            On February 1, 2002, most of the assets of the WLSSP and all the assets of another Company plan, the Agouron 401(k) plan, totaling approximately $1,862 million, were transferred into the Plan to create one harmonized savings plan for all eligible employees of the Company.

Note 4 -- Tax Status of the Plan

            The Internal Revenue Service has determined and informed the Company that the Plan and related trust as of May 26, 1994 were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and was submitted on February 28, 2002 for an updated determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in material compliance with all the applicable requirements. Accordingly, no provision has been made for federal income taxes.

            Contributions made to the Plan by the Company, including pre‑tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current federal income tax law while these amounts remain in the Plan.

Note 5 -- Plan Administration

            The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Note 6 -- Significant Investments

            The following investments represent 5% or more of the Plan's net assets available for plan benefits.

(thousands of dollars)	December 31, 2002	December 31, 2001

Company common stock...................	$3,394,968	$3,444,241
Intermediate Treasury Index Fund.......	250,151	--
S&P 500 Index Fund.....................	271,960	234,761

Note 7 -- Administrative Costs

            Except for certain member transfer costs and the investment management fees, all costs and expenses of administering the Plan are paid by the Company.

Note 8 -- Net Appreciation/(Depreciation) in Fair Value of Investments

            The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

(thousands of dollars)	Years ended December 31,
	2002	2001

Net appreciation/(depreciation) in fair value of investments:
Company common stock*.............................	$(1,105,053)	$(554,459)
Index mutual funds................................	(174,606)	(42,999)
Bond funds........................................	8,772	3,990
	$(1,270,887)	$(593,468)

*

Includes realized gains from the disposal of Company common stock of $147,567 thousand in 2002 and $218,045 thousand in 2001 related to shares distributed in kind to participants who withdrew from the Plan as a result of retirement or termination.

Note 9 -- Withdrawals and Reconciliation with Form 5500

            For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for plan benefits as of December 31, 2002 and 2001 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but were not distributed until the subsequent year:

(thousands of dollars)	2002	2001

Nonparticipant directed fund	$ 644	$ 7,033
Participant directed funds	656	9,450
	$1,300	$16,483

            For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals are reported as benefit expense on Form 5500 for those years.

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed
Pfizer Inc.* Common Stock.......	--	--	58,497,858	$385,657	$1,788,280
Total nonparticipant directed investments.........				$385,657	$1,788,280

Participant Directed
Pfizer Inc.* Common Stock.......	--	--	52,557,677	$515,580	$1,606,688

Bond Funds:
U.S. Treasury Note.............	6.875%	5/15/2006	10,500,000	$ 10,888	$ 12,081
U.S. Treasury Note.............	3.250%	5/31/2004	10,300,000	10,397	10,574
U.S. Treasury Note.............	6.625%	5/15/2007	9,000,000	9,473	10,505
U.S. Treasury Note.............	1.875%	9/30/2004	10,000,000	10,037	10,070
U.S. Treasury Note.............	6.000%	8/15/2004	8,300,000	8,541	8,912
U.S. Treasury Note.............	4.750%	11/15/2008	8,000,000	7,635	8,732
U.S. Treasury Note.............	6.500%	8/15/2005	7,800,000	7,992	8,724
U.S. Treasury Note.............	3.500%	11/15/2006	8,000,000	7,744	8,325
U.S. Treasury Note.............	3.625%	3/31/2004	8,000,000	8,207	8,230
U.S. Treasury Note.............	5.750%	8/15/2010	7,000,000	7,369	8,048
U.S. Treasury Note.............	6.500%	10/15/2006	7,000,000	7,462	8,040
U.S. Treasury Note.............	6.750%	5/15/2005	7,000,000	7,463	7,805
U.S. Treasury Note.............	3.000%	1/31/2004	7,500,000	7,492	7,639
U.S. Treasury Note.............	4.875%	2/15/2012	6,900,000	7,222	7,493
U.S. Treasury Note.............	3.375%	4/30/2004	7,000,000	7,139	7,189
U.S. Treasury Note.............	5.750%	11/15/2005	6,500,000	6,890	7,185
U.S. Treasury Note.............	3.000%	2/29/2004	7,000,000	6,989	7,140
U.S. Treasury Note.............	2.125%	10/31/2004	7,000,000	7,062	7,077
U.S. Treasury Note.............	7.250%	5/15/2004	6,300,000	6,598	6,806
U.S. Treasury Note.............	6.000%	8/15/2009	5,800,000	6,084	6,744
U.S. Treasury Note.............	3.250%	8/15/2007	6,500,000	6,531	6,661
U.S. Treasury Note.............	5.000%	2/15/2011	6,000,000	6,028	6,593
U.S. Treasury Note.............	5.875%	11/15/2004	6,000,000	6,139	6,480
U.S. Treasury Note.............	2.250%	7/31/2004	6,300,000	6,329	6,383
U.S. Treasury Note.............	4.000%	11/15/2012	6,000,000	5,965	6,085
U.S. Treasury Note.............	5.000%	8/15/2011	5,500,000	5,566	6,031
U.S. Treasury Note.............	7.500%	2/15/2005	5,000,000	5,589	5,607
U.S. Treasury Note.............	3.000%	11/15/2007	5,000,000	4,971	5,060
U.S. Treasury Note.............	1.750%	12/31/2004	5,000,000	5,016	5,015
U.S. Treasury Note.............	6.500%	2/15/2010	4,000,000	4,179	4,781
U.S. Treasury Note.............	6.125%	8/15/2007	3,700,000	4,064	4,255
U.S. Treasury Note.............	5.625%	5/15/2008	3,000,000	3,282	3,404
U.S. Treasury Note.............	5.500%	2/15/2008	2,700,000	2,838	3,046
U.S. Treasury Bond.............	9.125%	5/15/2009	2,000,000	2,274	2,204
U.S. Treasury Note.............	4.375%	5/15/2007	2,000,000	2,108	2,148
U.S. Treasury Note.............	4.750%	2/15/2004	2,000,000	2,065	2,078
U.S. Treasury Note.............	8.375%	8/15/2008	1,700,000	1,797	1,773
U.S. Treasury Bond.............	12.375%	5/15/2004	1,500,000	2,021	1,724
U.S. Treasury Note.............	2.125%	8/31/2004	1,200,000	1,210	1,213
U.S. Treasury Bond.............	10.000%	5/15/2010	1,000,000	1,197	1,184
U.S. Treasury Note.............	5.625%	2/15/2006	1,000,000	1,055	1,107
				238,908	250,151
The Northern Trust Company*, Government Short-Term Investment Fund...............	--	--	2,492,417	2,492	2,492
Total Bond Funds.............				$241,400	$ 252,643

* Party-in-interest

See accompanying independent auditors' report.

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Participant Directed (continued)

Index Mutual Funds:
The Northern Trust Company*, S&P 500 Equity Index Fund..	--	--	11,876,010	$ 363,716	$ 271,960
T. Rowe Price, Value Fund...	--	--	3,782,925	69,872	58,862
T. Rowe Price, Small Cap Stock Fund.................	--	--	2,653,163	66,442	57,043
T. Rowe Price, Health Sciences Fund..............	--	--	809,065	14,608	11,740
Fidelity Low Priced Stock Fund.......................	--	--	2,764,352	77,965	69,579
Fidelity Dividend Growth Fund.......................	--	--	1,326,500	34,817	29,607
Fidelity Growth Company Fund.......................	--	--	1,538,789	75,488	54,504
Fidelity Mid Cap Stock Fund.......................	--	--	1,898,215	39,716	30,865
Fidelity Overseas Fund......	--	--	1,182,207	30,689	26,009
Fidelity Select Technology Fund........................	--	--	534,314	28,575	20,144
Fidelity Freedom Income Fund.......................	--	--	424,288	4,593	4,497
Fidelity Freedom 2000 Fund.......................	--	--	815,074	9,311	8,974
Fidelity Freedom 2010 Fund.......................	--	--	2,669,479	33,243	30,539
Fidelity Freedom 2020 Fund.......................	--	--	1,063,172	12,666	11,312
Fidelity Freedom 2030 Fund.......................	--	--	924,010	10,985	9,462
Fidelity Freedom 2040 Fund.......................	--	--	1,096,395	7,717	6,425
Total Index Mutual Funds....................				$ 880,403	$ 701,522

Fixed Income Fund:
T. Rowe Price, Guaranteed Investment Contracts - Fixed Income Fund .........	--	--	231,133,548	$ 231,134	$ 231,134
T. Rowe Price, Guaranteed Investment Contracts - Short-Term Investment Fund.......................	--	--	15,338,069	15,338	15,338
Total Fixed Income Fund.....................				$ 246,472	$ 246,472

Total participant directed investments.....				$1,883,855	$2,807,325

Loans to participants*.......	Various	Various	--	$ 65,480	$ 65,480

* Party-in-interest

See accompanying independent auditors' report.

SCHEDULE II
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2002
(thousands of dollars)

Securities Purchased	Number of Shares	Cost	Fair Value of Disposed Shares	Realized Gains
Pfizer Inc.* common stock	4,665,632	$161,666	--	--

Securities Transferred In - Net**
Pfizer Inc.* common stock	25,408,212	$289,654	--	--

Securities Disposed***
Pfizer Inc.* common stock	5,448,450	$ 49,674	$197,241	$147,567

___________

*     Party-in-interest
**   Primarily represents shares transferred from the Warner-Lambert Savings and Stock Plan into the Plan.
*** Dispositions represent sales of stock and shares distributed in kind to members who withdrew from the Plan on retirement or termination.

See accompanying independent auditors' report.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz Executive Vice President and Chief Financial Officer, Pfizer Inc. Chair, Savings Plan Committee

Date:  June 27, 2003

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Savings Plan Committee
Pfizer Savings Plan:

            We consent to incorporation by reference in the Registration Statement on Form S‑8 dated October 5, 1994 (File No. 33‑55771) of our report dated June 27, 2003, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years then ended, which report appears in the December 31, 2002 annual report on Form 11‑K of the Pfizer Savings Plan.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 27, 2003

EXHIBIT 99.1

Certification by the Chief Executive Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, David L. Shedlarz, hereby certify that, to the best of my knowledge, the Annual Report of the Pfizer Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/David L. Shedlarz

David L. Shedlarz

Executive Vice President and Chief Financial Officer of Pfizer Inc., issuer of the securities held pursuant to the Plan and Chair, Savings Plan Committee (Plan Administrator)

June 27, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification by the Chief Financial Officer (Plan Administrator) Pursuant to 18 U. S. C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard A. Passov, hereby certify that, to the best of my knowledge, the Annual Report of the Pfizer Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and that the information contained in that Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/Richard A. Passov

Richard A. Passov

Vice President and Treasurer of Pfizer Inc., issuer of the securities held pursuant to the Plan and member of the Savings Plan Committee (Plan Administrator)

June 27, 2003

This certification accompanies this Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to Pfizer Inc. and will be retained by Pfizer Inc. and furnished to the Securities and Exchange Commission or its staff upon request.